WORKPLACE COMPLIANCE, INC.
                                  1321 Broadway
                           Scottsbluff, Nebraska 69361
                                 (308) 632-7411

August 5, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                Re: WorkPlace Compliance, Inc.
                    Withdrawal of Registration Statement on Form SB-2 (File No. 333-99135)

Ladies/Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Act") WorkPlace Compliance, Inc.(the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-99135) initially filed with the Commission on September 4, 2002 and all exhibits filed thereto (the "Registration Statement"). The Registrant. is withdrawing the registration statement because its board of directors has determined that the registration of its securities (as set forth in the registration statement) is not in its best interest or in the best interest of its stockholders.

     The Registrant requests that all unapplied fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Registrant.

     If you have any questions with respect to this letter, please phone William Stopperan, President, at (308) 632-7411.

                                Sincerely,

                                WorkPlace Compliance, Inc.

                                By: /s/William Stopperan
                                ---------------------------
                                William Stopperan,
                                   Chief Executive Officer